July 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mary Beth Breslin
Irene Paik
Mark Brunhofer
Mary Mast

Re:	Crinetics Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-225824)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 9, 2018 and the date hereof, approximately 810 copies of the Preliminary Prospectus dated July 9, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, July 17, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

LEERINK PARTNERS LLC

PIPER JAFFRAY & CO.

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett Title: Managing Director

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq. Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Chris Christina
Name: Chris Christina Title: Managing Director

[Signature Page to Crinetics Pharmaceuticals, Inc. Acceleration Request]